HURRICANE HYDROCARBONS LTD.

MANAGEMENT PROXY CIRCULAR

FOR THE SPECIAL AND ANNUAL MEETING
OF THE SHAREHOLDERS TO BE HELD
ON MAY 7, 2003

     THIS MANAGEMENT PROXY CIRCULAR (the “Circular”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF HURRICANE HYDROCARBONS LTD. (“Hurricane” or the “Corporation”) for use at the Special and Annual Meeting of the Class A common shareholders of the Corporation to be held at The Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Wednesday, May 7, 2003, at 11:00 a.m Toronto time, and any adjournments or postponements thereof (the “Meeting”) for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of March 17, 2003.

SOLICITATION OF PROXIES

     Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation. The Corporation will reimburse brokers and other entities for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of shares of the Corporation.

RECORD DATE AND QUORUM

     Only holders (the “Shareholders”) of Class A common shares (the “Common Shares”) of record on April 2, 2003 are entitled to notice of and to attend and vote at the Meeting or any adjournments or postponements thereof and to vote thereat unless after the Record Date a holder of record transfers its Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing ownership of such shares, requests, not later than five days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting. The presence, in person or by proxy, of holders of at least 5% of the total number of issued and outstanding Common Shares is necessary for a quorum of Shareholders at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy hold the offices of Senior Vice-President and Chief Financial Officer and of Senior Vice-President, General Counsel and Corporate Secretary of the Corporation. A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY. In order to be effective, unless otherwise extended by the Corporation, the proxy must be mailed so as to be deposited at the office of the Corporation’s agent, Computershare Trust Company of Canada (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:00 p.m., Toronto time, on May 5, 2003 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournments or postponements of the Meeting at which the proxy is to be used. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his or her attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a duly authorized director, officer or attorney.

     A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a duly authorized director, officer or attorney thereof and deposited either with Computershare or the Corporation at its offices as aforesaid at any time prior to 4:00 p.m., Toronto time, on the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, at which the proxy is to be used, or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

     All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of the Circular, management of the Corporation knows of no such amendment, variation or other matter.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

     This information set forth in this section is of significant importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which acts as a nominee for many U.S. brokerage firms. Common Shares held by brokers or their nominees can be only voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its brokers is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (“ICC”). ICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ICC. ICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

     Please note that Beneficial Shareholders who receive their Meeting materials via ICC or ADP Proxy Services (“ADP”) must return the proxy forms, once voted, to AIC or ADP for the proxy to be valid.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Corporation is authorized to issue an unlimited number of Common Shares and Class B Redeemable Preferred Shares. As of March 17, 2003 there were 79,126,639 Common Shares issued and outstanding. No Class B Redeemable Preferred Shares have been issued. The holders of Common Shares are entitled to one vote for each share held.

     Any Shareholder who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have his or her shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies.” To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding Common Shares of the Corporation, other than:

Principal Shareholders				Percentage of
and Municipality of	Designation of		Number of Common	Common Shares
Residence	Class	Nature of Ownership	Shares Owned	Outstanding

Central Asian Industrial Holdings N.V. Curacao, The Netherlands Antilles	Common Shares	beneficial ownership and/or control or direction	14,966,425 (1)	19.0%
FMR Corp. Boston, MA	Common Shares	beneficial ownership and/or control or direction	8,093,580	10.2%

Note:

(1)	Pursuant to a shareholders agreement between the Corporation and Central Asian Industrial Holdings N.V., (“CAIH”), CAIH is required to vote, or cause to be voted, the Common Shares in respect of the nominees of management of the Corporation (the “Management Nominees”) for election as directors, other than designees of CAIH, as follows:

(a)	with respect to that number of the Common Shares which equals 20% of the total issued and outstanding Common Shares, CAIH may vote or cause such Common Shares to be voted in its sole and unfettered discretion; and

(b)	with respect to any balance of the Common Shares, CAIH shall vote or withhold from voting, or cause to be voted or withheld from voting, such Common Shares in the same proportion as the Shareholders, including CAIH and its affiliates as a group, have voted or withheld from voting with respect to the election of the Management Nominees.

     The information contained in the above table is based partly on information publicly filed with the Ontario Securities Commission, and partly on a Schedule 13G filed January 10, 2003 by FMR Corp. under United States securities laws.

MATTERS TO BE ACTED UPON AT THE MEETING

1.    Consolidated Financial Statements and Auditors’ Report

     Pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and the Corporation’s by-laws, the directors of the Corporation will submit to the Shareholders at the Meeting, the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the auditors’ report thereon. Hurricane’s consolidated financial reporting function is based in Kazakhstan and, accordingly, the primary audit relationship for the auditor of the Corporation is through the auditor’s Almaty, Kazakhstan office. Therefore, TOO Deloitte & Touche, Almaty, Kazakhstan has issued the auditor’s report.

     No vote by the Shareholders with respect to this matter is required.

2.    Election of Directors

     Action is to be taken at the Meeting with respect to the election of directors. The board of directors of the Corporation (the “Board of Directors”) presently consists of six members. It is proposed that at the Meeting, the persons listed below will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation’s by-laws.

     The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of March 17, 2003.

				Number of Securities(6)
	Position
Name and Address of Nominee	Presently Held	Principal Occupation	Director Since	Common Shares	Options

Bernard F. Isautier London, England	Chairman of the Board, President, Chief Executive Officer and Director	Chairman of the Board, President, Chief Executive Officer and Director of the Corporation	1996	4,351,440	2,641,000
Hon. Robert P. Kaplan(3) Toronto, Ontario	Director	International business consultant	1995	241,170	169,080
Louis W. MacEachern(2)(3) Calgary, Alberta	Director	President, Fortune Industries Ltd., a business management consulting company	1989	271,000	53,000
James B.C. Doak(1)(3) Toronto, Ontario	Director	President and Managing Partner, Megantic Asset Management Inc., a Canadian private hedge fund	2000	10,000	156,000
Askar Alshinbaev(1)(2)(3)(5) Almaty, Kazakhstan	Director	Managing Director of OJSC Kazkommertsbank, a Kazakh private bank	2000	nil	20,000
Jacques Lefevre(1)(2) Paris, France	Director	Vice-Chairman of Lafarge S.A	2001	nil	156,000

Notes:

(1)	Member of the Corporation’s Audit Committee.

(2)	Member of the Corporation’s Compensation Committee.

(3)	Member of the Corporation’s Corporate Governance Committee.

(4)	Hurricane does not have an executive committee.

(5)	On March 31, 2000, the Corporation acquired all of the shares of OJSC Hurricane Oil Products (formerly OJSC Shymkentnefteorgsyntez) held by Central Asian Industrial Investments N.V. (now Central Asian Industrial Holdings N.V.) (“CAIH”). See “Voting Shares and Principal Holders Thereof”. At the time of that acquisition, an agreement was entered into between the Corporation and CAIH (the “Shareholders’ Agreement”) whereby the Corporation agreed that it would nominate for election to the Board of Directors during the term of the Shareholders’ Agreement that number of persons designated by CAIH equal to the product of (i) the total number of directors constituting the Board of Directors at that time multiplied by (ii) the percentage that the aggregate number of Common Shares owned at that time by CAIH bears to the total number of Common Shares then outstanding. CAIH is entitled to designate one person for nomination for election to the Board of Directors at the Meeting, and to designate such person as a nominee for election to each of the committees of the Board of Directors. CAIH has designated Askar Alshinbaev as its nominee for election to the Board of Directors at the Meeting.

(6)	The number of securities held by each director includes Common Shares and options to acquire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

     IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

3.    Appointment of Auditor

     The management designees, if named as proxy, intend to vote for the appointment of TOO Deloitte & Touche, Almaty, Kazakhstan, as the auditor of the Corporation, to hold office until the next annual meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors. The international audit firm Deloitte Touche Tohmatsu has been the auditor of the Corporation since 1997.

     The Corporation is required to have an audit committee. The Audit Committee consists of Messrs. Lefevre, Doak and Alshinbaev.

4.    Adoption of a New Name

     In light of the Corporation’s presence in the Republic of Kazakhstan, the Board of Directors is proposing to adopt “PetroKazakhstan Inc.” as the new name of the Corporation. To effect such proposal, the name “PetroKazakhstan Inc.” will replace the Corporation’s current name, “Hurricane Hydrocarbons Ltd.” To adopt the proposed name, the articles of the Corporation must be amended.

     The ABCA requires that amendments to the articles of a corporation be approved by a special resolution of the shareholders, which is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

     The text of the resolution approving the change of name of the Corporation to “PetroKazakhstan Inc.” follows:

“APPROVAL OF CHANGE OF NAME

     BE IT RESOLVED THAT:

1.	the articles of Hurricane Hydrocarbons Ltd. (the “Corporation”) be amended to change the name of the Corporation to “PetroKazakhstan Inc.”;

2.	notwithstanding that this resolution has been approved by the shareholders of the Corporation, the Board of Directors of the Corporation, without further notice to or approval of such shareholders, are hereby authorized not to proceed with the change of name of the Corporation if it is the decision of the Board of Directors that to change the name of the Corporation would not be in the best interests of the Corporation;

3.	any director or officer of the Corporation is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to do all acts and things and to execute, whether under corporate seal or otherwise, and deliver all such documents and instruments, as he may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution; and

4.	upon articles of amendment having become effective in accordance with the provisions of the Business Corporations Act (Alberta), the articles of the Corporation are amended accordingly.”

     The directors unanimously recommend that the Shareholders vote “for” the resolution approving the change of name of the Corporation. IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE “FOR” THE CHANGE OF NAME OF THE CORPORATION UNLESS OTHERWISE DIRECTED.

REPORT TO THE SHAREHOLDERS ON EXECUTIVE COMPENSATION

Structure of the Compensation Committee

     The Compensation Committee of the Board of Directors exercises general responsibility regarding the overall employee and executive officer compensation.

     During 2002, the Compensation Committee was composed of three members of the Board of Directors of the Corporation, being Messrs. Louis W. MacEachern (Chairman), James B.C. Doak and Nurzhan S. Subkhanberdin. Mr. Subkhanberdin resigned from the Board of Directors on December 17, 2002 following the secondary offering of Common Shares by Central Asian Industrial Holdings N.V. and Mr. Alshinbaev was appointed to the Compensation Committee on December 9, 2002. Mr. Doak resigned from the Compensation Committee in December of 2002 and was replaced with Jacques Lefevre. Consequently, the Compensation Committee is now composed of Mr. MacEachern, Mr. Lefevre and Mr. Alshinbaev, each of whom are independent directors and are not eligible to participate in any of the Corporation’s executive compensation programs other than the Corporation’s incentive stock option plan.

Compensation Strategy and Objectives

     The Compensation Committee meets with the President and Chief Executive Officer to review salaries, other than his own, for executive officers of the Corporation and its subsidiaries, as well as any bonuses, if declared. Direct approval of salaries and bonuses is required by the Board of Directors.

     The Corporation’s executive and employee compensation policy continues to evolve as the Corporation adjusts to compete within the industry to attract and retain individuals of high calibre to serve as officers. The Compensation Committee continues to review methods to motivate executive performance in order to achieve the strategic objectives of the Corporation and to parallel the interests of executive officers with the interests of the Shareholders. The primary compensation policy is to pay for performance and accordingly, the performance of the Corporation, and that of the executive officers of the Corporation (including the President and Chief Executive Officer) as individuals, are both examined by the Compensation Committee. In assessing performance, many facets are examined by the Committee, including:

•	achievement of Hurricane’s executive officers, as a whole and individually, in reaching corporate objectives for 2002;

•	stock market performance of Hurricane for 2002 (in this regard, the Compensation Committee has noted that the key independent variable with respect to Hurricane’s stock market performance, the world oil price, has been virtually flat for 2001 and 2002); and

•	the differentiation between executive officers as to relative contributions in reaching Hurricane’s corporate goals.

     The Compensation Committee evaluates the above criteria in the context of certain general considerations, including:

•	a comparative analysis of executive compensation with respect to similar-sized Canadian public companies (in this regard, the Compensation Committee has noted Hurricane’s market capitalization now exceeds $1 billion, bringing it within the range of larger Canadian public companies); and

•	the level of executive officer compensation required to attract and retain competent executive officers given operating conditions in Kazakhstan.

Components of Compensation

     The principal components in the overall compensation currently consist of a base salary and participation in the Corporation’s incentive stock option plan and may or may not include the payment of a bonus based on performance of the individual (as evaluated under the criteria listed above). Base salary is generally the principal component of an executive officer’s compensation package, with the incentive stock option plan providing long-term incentives. In accordance with the compensation strategy of the Corporation, grants of stock options for executive officers are primarily performance-based. Grants of stock options also take into account the executive officer’s level of responsibility within the Corporation, and the number and exercise price of options previously issued to a particular executive officer. In addition, Calgary based officers participate in the Canadian Matching Savings Plan and UK based officers participate in the UK Pension Contribution (see “Other Benefit Plans”).

Presented by the Compensation Committee

Louis W. MacEachern (Chairman) Jacques Lefevre Askar Alshinbaev

     During the past fiscal year, the Board of Directors accepted all of the recommendations of the Compensation Committee.

Performance Graph

     The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchanges (the “NYSE”) under the trading symbol “HHL” as well as on the Frankfurt stock exchange under the trading symbol “HHCA”. The Common Shares were quoted for trading on the Nasdaq National Market (“Nasdaq”) from November 19, 1997 to May 13, 1999, when they were suspended from trading on that market and subsequently removed therefrom. The Common Shares recommenced trading on Nasdaq on April 9, 2001, then ceased to trade on Nasdaq on September 11, 2002 and were listed on the NYSE on September 12, 2002.

     The following graph(1) compares the yearly change in the cumulative total shareholder return over the last five years as at December 31 of a Cdn.$100 investment in the Corporation’s Common Shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period. On December 31, 2002, the Common Shares closed at Cdn.$16.48 on the TSX.

Note:

(1)	With respect to the calculation of shareholder return for an investment in the Corporation’s Common Shares, assumes reinvestment of special dividend paid August 3, 2001 on each Common Share of the US dollar equivalent of Cdn.$4.00. The closing price of the Common Shares on the TSX on August 3, 2001 was Cdn.$9.69.

Summary Compensation Table

     The following table provides a summary of compensation earned during the fiscal years ended December 3l, 2000, December 31, 2001 and December 31, 2002, by the Chief Executive Officer and each of the Corporation’s four most highly compensated executive officers whose salary and bonus in 2002 exceeded Cdn.$100,000 (collectively the “named executive officers”). The following dollar information is expressed in Canadian currency, unless otherwise indicated. During the fiscal year ended December 31, 2002, the total amounts paid or payable to the five highest paid officers and employees of the Corporation, Messrs. Isautier, Thomas, Azancot, Gay, and Peart, was Cdn.$2,973,485.

Summary Compensation Table

							Long-Term
				Annual Compensation			Compensation Awards

					Other Annual		Securities Under	All Other
		Salary		Bonus	Compensation		Options Granted(4)	Compensations
Name and Principal Position	Year	(Cdn $)		(Cdn $)	(Cdn $)		(#)	(Cdn $)

Bernard F. Isautier(1)	2002	796,591	(2)	nil	nil		50,000	nil
President, Chief Executive Officer, Chairman	2001	616,000	(2)	nil	nil		491,000	nil
of the Board and Director of the Corporation	2000	616,000	(2)	nil	8,250	(3)	2,800,000	nil
Marlo Thomas	2002	445,840		nil	288,024	(6)	50,000	10,545
President of OJSC Hurricane Kumkol Munai	2001	412,504		65,625	255,796	(6)	46,900	nil
and of OJSC Hurricane Oil Products(5)	2000	328,125		30,965	nil		nil	nil
Michael Azancot	2002	407,025		nil	21,870		20,000	64,152	(7)
Senior Vice-President Exploration and Production	2001	354,688		nil	20,430	(6)	26,000	67,500	(7)
	2000	84,375		nil	15,188		100,000	292,248	(8)
Nicholas Gay(9)	2002	407,025		nil	14,580		20,000	48,114	(7)
Senior Vice-President Finance and CFO	2001	95,288		nil	3,465		100,000	11,435	(7)
Anthony R. Peart(10)	2002	407,025		nil	14,580		20,000	48,114	(7)
Senior Vice- President, General Counsel and	2001	319,650		nil	13,620		76,000	38,356	(7)
Corporate Secretary	2000	23,554		nil	nil		50,000	nil

Notes:

(1)	Mr. Isautier was appointed an officer of the Corporation on September 28, 1999. Prior thereto he was, and remains, a director of the Corporation.

(2)	The Board of Directors approved annual compensation to Mr. Isautier of US$400,000 effective April 1, 2000, US$500,000 effective January 1, 2002 and US$530,000 effective October 1, 2002. Mr. Isautier has drawn a portion of his 2002 salary, but has taken none for previous years. See “Employment Contracts and Termination of Employment”.

(3)	These amounts represent directors’ fees paid to Mr. Isautier as a director of the Corporation.

(4)	Represents the number of options granted to an executive officer during each fiscal year.

(5)	OJSC Hurricane Kumkol Munai and OJSC Hurricane Oil Products are subsidiaries of the Corporation incorporated in Kazakhstan.

(6)	These amounts relate to car allowances and payments for other items, including, in the case of Mr. Thomas, reimbursement for the payment of taxes.

(7)	These amounts relate to contributions by the Corporation to benefit plans on behalf of the named executive officer.

(8)	These amounts were paid by the Corporation to Mr. Azancot under consulting contracts.

(9)	Mr. Gay became an officer of the Corporation on October 1, 2001.

(10)	Mr. Peart became an officer of the Corporation in December, 2000.

Incentive Plans

     The following sets forth individual grants of stock options made to the named executive officers during the fiscal year ended December 31, 2002. The following dollar information is expressed in Canadian currency.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2002

				Market Value
				of Securities
		% of Total		Underlying
		Options	Exercise or	Option on the
	Securities Under	Granted in	Base Price	Date of Grant
Name	Options Granted (#)	Financial Year	(Cdn $/Share)	(Cdn $/Share)	Expiration Date

Bernard F. Isautier	50,000	8.26	14.65	14.65	December 8, 2007
Marlo Thomas	50,000	8.26	14.65	14.65	December 8, 2007
Michael Azancot	20,000	3.30	14.65	14.65	December 8, 2007
Nicholas Gay	20,000	3.30	14.65	14.65	December 8, 2007
Anthony R. Peart	20,000	3.30	14.65	14.65	December 8, 2007

     The following table sets forth each exercise of options during the fiscal year ended December 31, 2002 by the named executive officers and details of options held by them at year end. The following dollar information is expressed in Canadian currency.

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2002
AND YEAR-END OPTION VALUES

				Value of Unexercised
				in-the-Money
		Aggregate		Options at
	Securities	Value	Unexercised Options at	December 31, 2002(4)
	Acquired	Realized	December 31, 2002 (#),	Exercisable/Unexercisable
Name	on Exercise (#)	(Cdn. $)	Exercisable/Unexercisable	(Cdn $)

Bernard F. Isautier	725,000	8,248,750 (1)	865,500/1,775,500	12,260,740/24,429,140
Marlo Thomas	93,700	1,838,330 (2)	6,000/112,200	107,400/873,731
Michael Azancot	10,000	194,390 (3)	48,000/88,000	702,140/973,940
Nicholas Gay	nil	nil	25,000/95,000	186,500/596,100
Anthony R. Peart	nil	nil	45,500/100,500	485,115/841,565

Notes:

(1)	On January 7, 2002, Mr. Isautier exercised options to acquire 25,000 Common Shares. On January 28, 2002, Mr. Isautier exercised options to acquire 700,000 Common Shares. The closing price of the Common Shares on the TSX on January 7, 2002 was Cdn.$10.95 per share, and on January 28, 2002 was Cdn.$12.25 per share.

(2)	On March 27, 2002, Mr. Thomas exercised options to acquire 61,500 Common Shares. On November 12, 2002, Mr. Thomas exercised options to acquire 32,200 Common Shares. The closing price of the Common Shares on the TSX on March 27, 2002 was Cdn.$23.80 per share, and on November 12, 2002 was Cdn.$15.50 per share.

(3)	On April 19, 2002, Mr. Azancot exercised options to acquire 3,000 Common Shares. On April 22, 2002, Mr. Azancot exercised options to acquire 7,000 Common Shares. The closing price of the Common Shares on the TSX on April 19, 2002 was Cdn.$19.25 per share, and on April 22, 2002 was Cdn.$20.12 per share.

(4)	Based on the December 31, 2002 closing price of the Common Shares on the TSX of Cdn.$16.48 per share.

Other Benefit Plans

     The Corporation does not have a pension plan but does have a Matching Savings Plan (the “Canadian Matching Savings Plan”) for employees of the Corporation that are based in the Corporation’s Calgary, Alberta office. The Canadian Matching Savings Plan allows an employee to contribute up to 10% of his or her base salary which is then matched by Hurricane. The Canadian Matching Savings Plan is comprised of a group Registered Retirement Savings Plan and a group Non-Registered Savings Plan both of which are administered by an independent trustee. Employees may select a variety of mutual funds, interest bearing certificates and Common Shares of the Corporation as investments. Contributions are transmitted to the trustee on a monthly basis.

     The Corporation pays to its UK-based employees and officers, in addition to their salary, a cash amount equal to 10% of their salary, in the case of employees, and 12% to 16% of their salary, in the case of officers, as a pension contribution (the “UK Pension Contribution”). This amount is paid directly to the UK-based employees on a monthly basis.

Employment Contracts and Termination of Employment

     The Board of Directors approved annual compensation to Mr. Bernard Isautier of US$400,000 effective April 1, 2000, US$500,000 effective January 1, 2002 and US$530,000 effective October 1, 2002. The Board of Directors also approved a severance provision of the payment of an amount equal to three years salary and benefits to Mr. Isautier in the event of termination by the Board of Directors of his employment (without cause) with Hurricane or of his resignation upon a change of control of Hurricane. Mr. Isautier has drawn a portion of his 2002 salary but has taken none for earlier years.

     Mr. Marlo Thomas has entered into an employment contract with the Corporation providing for a monthly salary and a completion bonus equal to 15% of the total amount of the salary of Mr. Thomas under the contract.

     The Corporation and each of Messrs. Michael Azancot, Nicholas Gay, Anthony Peart and Marlo Thomas have entered into agreements which provide for payments to each of these individuals in the event that: (a) their employment with Hurricane is terminated without just cause within six months after the occurrence of a change of control of Hurricane, or (b) such executive officer, after a change of control of Hurricane, does not continue to be employed by Hurricane at a level of responsibility or of compensation at least commensurate with such executive officer’s level of responsibility and compensation immediately prior to the change of control and such executive officer elects, within six months after the occurrence of the change of control, to treat his employment as being terminated as a result thereof, or (c) such executive officer is required by Hurricane to relocate his base of operations to a city other than in the United Kingdom (in the case of Messrs. Azancot, Gay and Peart) or other than Almaty, Kazakhstan (in the case of Mr. Thomas), except for required travel, and such executive officer elects, within six months after the occurrence of a change of control of Hurricane, to treat his employment as being terminated as a result thereof, or (d) such executive officer elects in writing within six months after the occurrence of a change of control of Hurricane, to treat his employment as being terminated, such termination to take effect at the end of the six month period following such change of control. The amount to be paid to the executive officer upon such occurrence will be equal to 12 times each of (i) such executive officer’s monthly salary at the time of the termination of employment, (ii) Hurricane’s monthly contributions paid on behalf of the executive officer to any group benefits plan of Hurricane, and (iii) in the case of Mr. Thomas, an amount equal to the most recent annual bonus paid by the Corporation to Mr. Thomas prior to the date of the termination of his employment, conditional upon such bonus having been paid within the period of 12 months prior to such termination date. The agreements also provide that upon termination of employment, all unexercised and unvested stock options then held by the executive officer shall forthwith vest and become exercisable for a period of 60 days after termination, after which period such options will terminate.

     For the purposes of the above agreements, a “change of control” of Hurricane is defined to mean: (i) the sale, lease or transfer of all or substantially all of Hurricane’s assets; (ii) any change in the registered holdings or beneficial ownership of Common Shares of Hurricane which result in any person or group of persons, acting jointly or in concert, or any affiliate of such persons or group of persons, owning, holding or controlling, directly or indirectly, more than 30% of the outstanding Common Shares; (iii) the “incumbent directors” of Hurricane no longer constituting a majority of the Board of Directors; or (iv) any determination by a majority of non-management “incumbent directors” that a change of control has or is about to occur. The “incumbent directors” are defined as, at any time, the directors of Hurricane at the time of the execution of the agreements with the executive officers who continue to be directors at that time plus any other director at that time whose election to the Board of Directors was approved by a majority of the incumbent directors at the time of such election.

Compensation of Directors

     Prior to September 15, 2000, Hurricane compensated outside directors at a rate of Cdn.$9,000 per year and Cdn.$750 per meeting for participation in meetings, including committee meetings, of the Board of Directors. Effective September 15, 2000, these amounts were revised such that (i) outside directors are paid an annual director’s fee of US$11,000 per year, (ii) chairmen of committees of the Board of Directors are paid an annual fee of US$3,500, (iii) outside directors are paid an additional fee of US$1,000 for each meeting of the Board of Directors or of a committee of the Board of Directors attended in person and US$750 for each meeting of the Board of Directors or of a committee of the Board of Directors attended by telephone, and (iv) for each occasion on which an outside director is required to attend a meeting of the Board of Directors or of a committee of the Board of Directors outside of his home country, a fee of US$1,000 for each two days of travel time per trip. During the fiscal year ended December 3l, 2002, the total amounts paid or payable to Hurricane’s directors for such directors’ fees was US$193,000.

     In addition, each of the directors is entitled to participate in the Corporation’s incentive stock option plan. In 2002, the Corporation granted each of the directors options to acquire 20,000 Common Shares, with the exception of Mr. Isautier who was granted options to acquire 50,000 Common Shares. The exercise price of such options is $14.65 per Common Share, which is equivalent to the market value of the Common Shares on the date on which the options were granted.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     At no time during the year ended December 31, 2002 was there any indebtedness of any director or officer, or any associate of any such director or officer, to (a) the Corporation or (b) any other entity which is or, at any time since the beginning of the most recently completed fiscal year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, and which was not repaid prior to the date of this Circular.

DIRECTORS’ AND OFFICERS’ INSURANCE

     The premium paid for the directors’ and officers’ liability insurance policy purchased by the Corporation for the year on March 31, 2003 was US$633,722. The aggregate insurance coverage obtained under the policy is US$20,000,000. There is no deductible for claims under this insurance policy by directors and officers and a US$1,000,000 deductible for claims by Hurricane.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     There are no material interests, direct or indirect, of directors or officers of the Corporation or any Shareholder that beneficially owns more than ten percent of the Common Shares of the Corporation (each, an “insider”) or any known associate or affiliate of the same in any transaction known to the Corporation since the commencement of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation other than as disclosed herein and set out below as follows:

(a)	On December 18, 2002, CAIH, a principal shareholder of the Corporation incorporated under the laws of The Netherlands Antilles, sold 8,800,000 Common Shares of the Corporation in a secondary public offering at a price of C$13.85 (US$8.90) per share. This included the underwriters’ over-allotment option to purchase 800,000 shares which was exercised in full. After completion of the offering, CAIH’s ownership in the Corporation was reduced from 30% to 19%. Hurricane did not receive any proceeds from the offering.

(b)	On February 3, 2003 the Corporation redeemed all US$208,210,000 of its outstanding 12% Senior Notes due in 2006. The Notes were redeemed for an aggregate redemption price of US$212,374,200, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of US$12,492,600, for a total of US$224,866,800. The following insiders of the Corporation held Notes that were so redeemed by the Corporation:

Name	Redemption Price(1)

Bernard F. Isautier, London, England	US$8,694,000
Hon. Robert P. Kaplan, Toronto, Ontario	US$356,400
Louis W. MacEachern, Calgary, Alberta	US$21,600
Ihor Wasylkiw, Calgary, Alberta	US$43,200
Askar Alshinbaev, Almaty, Kazakhstan	US$1,987,200
Central Asian Industrial Holdings N.V., Curacao, The Netherlands Antilles	US$47,185,200

Note:

(1) Includes accrued and unpaid interest.

(c)	On February 12, 2003, Hurricane’s subsidiary, Hurricane Finance B.V., issued US$125 million principal amount 9.625% notes due February 12, 2010. Hurricane Finance B.V. is Hurricane’s financing subsidiary and is incorporated under the laws of the Netherlands. The notes are unconditionally guaranteed by the parent holding company, Hurricane, and the two principal operating subsidiaries, OJSC Hurricane Kumkol Munai and OJSC Hurricane Oil Products. The following insiders of the Corporation purchased notes under the offering in the aggregate amounts indicated below.

Name	Principal Amount of Notes

Bernard F. Isautier, London, England	US$4,000,000
Askar Alshinbaev, Almaty, Kazakhstan	US$500,000
OJSC Kazkommertsbank, Almaty, Kazakhstan(1)	US$1,000,000

Note:

(1) OJSC Kazkommertsbank is an affiliate of CAIH.

OTHER MATTERS COMING BEFORE THE MEETING

     Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation and its business. The Board of Directors and management are committed not only to satisfying legal and regulatory requirements, but also to developing and maintaining corporate governance practices that reflect evolving best practices standards as appropriate to the Corporation and its business.

     The Board of Directors and management have been following developments in corporate governance requirements and best practices standards in both Canada and the United States closely. The Corporation will comply with legal requirements once they are finalized and will review the final form of corporate governance best practices standards of the stock exchanges on which it is listed with a view to adopting those practices which are appropriate to the Corporation and its business.

     The 14 corporate governance guidelines set out in the TSX Corporate Governance Policy and a brief discussion of the Corporation’s corporate governance practices with reference to each guideline is set out below. The Board of Directors has received an opinion from outside legal counsel that it has adopted the mandates for its committees and passed the resolutions necessary such that, by implementing the practices and duties set out in those mandates and resolutions, the Corporation will be in compliance with the corporate governance standards in the Sarbanes-Oxley Act of 2002, the New York Stock Exchange corporate governance standards and the practices recommended in the TSX Corporate Governance Policy, all as they are in effect and applicable to the Corporation at the date hereof.

1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for: (a) adoption of a strategic planning process, (b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) communications policy for the Corporation, and (e) integrity of the Corporation’s internal control and management information systems.

The mandate of the Board of Directors is to manage the business and affairs of the Corporation. Pursuant to this mandate, it has explicitly assumed responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, has assumed the responsibilities described below.

(a)	The Board of Directors provides input to management in the development of the Corporation’s strategic plan, approves that plan and monitors management’s execution of that plan. As part of the Board of Directors’ responsibility for the strategic planning process, the Board of Directors establishes the goals of the business of the Corporation with the input of management and strategies and policies within which the Corporation is managed. Management is required to seek approval of the Board of Directors for material deviations, financial or otherwise, from the approved business goals, strategies and policies.

(b)	It is management’s responsibility to identify the principal risks to the Corporation’s business and to develop strategies to manage those risks. The Board of Directors receives regular reports from management on those risks, the systems in place to manage those risks and the effectiveness of those systems.

(c)	The Board of Directors is responsible for the appraisal and monitoring of the Corporation’s senior management. The Corporation’s policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with the Corporation. The Board of Directors discusses succession issues with the CEO on a regular basis and becomes acquainted with other members of senior management, their experience and skill sets. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

(d)	The Board of Directors oversees the policy of communications by the Corporation with its shareholders and, in conjunction with management, continues to review the Corporation’s approach to communications with its shareholders, regulatory bodies, governments, media and the public.

(e)	The Board of Directors oversees the integrity of the Corporation’s internal control and management information systems, including through reports from management, from the external auditors and from the Audit Committee. In addition, a Disclosure Committee, composed of non-director members including financial officers of the Corporation, has been established to assist and advise the Chief Executive Officer and Chief Financial Officer with respect to the Corporation’s internal controls and disclosure of financial information.

2.	Majority of directors should be “unrelated” (free from conflicting interest).

The TSX Guidelines provide that the term “unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board of Directors consists of six members, five of whom are unrelated directors and one of whom is a related director.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.

The current Board of Directors is comprised of six directors, five of whom are unrelated to management. As the Corporation’s chief executive officer, Bernard F. Isautier is a related director. The remaining directors, Louis W. MacEachern, Hon. Robert P. Kaplan, James B.C. Doak, Askar Alshinbaev and Jacques Lefevre have no relationship with the Corporation other than as a director or a securityholder and accordingly are all unrelated directors. The Corporation does not have a significant shareholder.

4.	Appointment of a committee responsible for appointment/assessment of directors and that is comprised exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors.

The Corporate Governance Committee of the Board of Directors, which is comprised entirely of outside and unrelated directors, has been given the responsibility of assessing the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors. In addition, the Corporate Governance Committee has responsibility for identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and for establishing criteria for Board of Directors membership and retirement therefrom.

5.	Implement a process for assessing the effectiveness of the Board of Directors as a whole and its committees and individual directors.

The Corporate Governance Committee of the Board of Directors assesses, at least annually, the effectiveness of the Board of Directors and the committees of the Board of Directors. The assessments are carried out through one-on-one discussions between the Chair of the Corporate Governance Committee and each individual director. This process does not focus specifically on assessing the effectiveness of individual directors, but it provides an opportunity for each director to provide feedback on the effectiveness of the other directors. The Chair of the Corporate Governance Committee reports on the results of this process to the full Board of Directors.

6.	Provide orientation and education programs for new directors.

The director who joined the Board of Directors most recently was provided with an orientation to the Corporation and education about the Corporation’s business and the environment in which it operates through discussions with the CEO and other members of management, a review of certain corporate records and a tour of the Corporation’s most important facilities. As new directors join the Board of Directors in the future, they will receive similar orientation and education.

7.	Consider the size of the Board of Directors and the impact of the number on the Board of Directors’ effectiveness.

The Corporation’s articles require that the Board of Directors be comprised of three to nine directors. The number of directors is currently set at six. The Board of Directors is satisfied that this number allows for the balance of skill sets and experience appropriate to the effective discharge of the Board of Directors’ oversight responsibilities.

8.	The Board of Directors should review the adequacy and form of the compensation of directors to ensure compensation realistically reflects responsibilities and risks involved.

The Compensation Committee, which is comprised entirely of outside and unrelated directors, regularly reviews the adequacy and form of compensation of directors of the Corporation. Based on a review of the compensation paid to directors of Canadian companies of comparable size and on discussions among the directors, the Board of Directors is satisfied that it realistically reflects the responsibilities and risks involved.

9.	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All committees are comprised of outside directors, all of whom are also unrelated directors.

10.	The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation’s approach to governance issues.

The Corporate Governance Committee has the responsibility of developing the Corporation’s approach to governance issues, and administering the Board of Directors’ relationship with management. This includes responsibility for: (i) assessing, at least annually, the effectiveness of the Board of Directors as a whole and the committees of the Board of Directors, (ii) reviewing annually the mandates of the Board of Directors and its committees and making recommendations for change, (iii) recommending procedures to permit the Board of Directors to function independently from management, (iv) reviewing and, if appropriate, approving requests from directors for the engagement of outside advisors, (v) preparing and maintaining corporate governance policies for the Corporation, and (vi) identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and establishing criteria for the Board of Directors’ membership and retirement therefrom.

11.	The Board of Directors should define limits to management’s responsibilities by developing (a) mandates for the Board of Directors and the Chief Executive Officer of the Corporation and (b) the corporate objectives for which the Chief Executive Officer is responsible.

The Board of Directors is responsible for the overall stewardship of the Corporation and in furtherance thereof supervises the officers of the Corporation in their management of the business and affairs of the Corporation and manages the Corporation’s strategic planning process. The Board of Directors has developed mandates and corporate objectives for which the Chief Executive Officer is responsible. The Board of Directors requires the Chief Executive Officer and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established goals and of any material deviation from such goals and from the Corporation’s strategies and policies as approved by the Board of Directors.

12.	Establish procedures to enable the Board of Directors to function independently of management.

The importance of the independence of the Board of Directors from management is fully endorsed by the Corporation and its management. The Board of Directors considers it important to the ability of the CEO to function most effectively in Kazakhstan, that the CEO also be the Chairman of the Board of Directors. The Board of Directors discharges the responsibilities which are central to its oversight function through the Audit, Compensation and Corporate Governance Committees, each of which is comprised entirely of unrelated directors. Well-developed mandates for these committees, position descriptions for the Board of Directors and the CEO, Board of Directors assessment processes and ongoing discussions about effective governance and evolving best practices also support the independence of the Board of Directors from management. In addition to the CEO, each of the other directors are established businesspersons who are each satisfied that they discharge their responsibilities to the Corporation in an independent-minded way and do not believe that other, more formal procedures are necessary.

13.	Establish an audit committee with a specifically defined mandate and direct communication channels with internal and external auditors, with all members being outside directors. The audit committee’s duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.

The Board of Directors has an Audit Committee, all the members of which are outside directors. The roles and responsibilities of the Audit Committee include responsibility for reviewing and making recommendations to the Board of Directors on (i) financial statements and the related reports of management and external auditors, (ii) accounting and financial reporting procedures and methods, (iii) internal audit procedures and reports, and (iv) matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters. The Audit Committee has direct communication channels with the external auditors. The Corporation has an internal audit function.

14.	Implement a system to enable an individual director to engage outside advisors at the Corporation’s expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board of Directors.

Any member of the Board of Directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

DIRECTORS APPROVAL

     The contents and the sending of this Circular have been approved by the directors of the Corporation.

AVAILABILITY OF CERTAIN DOCUMENTS

     The Corporation shall provide to any person, without charge, following a written or oral request to Mr. Ihor Wasylkiw, Vice-President, Investor Relations of Hurricane at Suite 1460 Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, T2P 3N3 (telephone: 403-221-8435) or to Mr. Anthony Peart, Senior Vice-President, General Counsel and Corporate Secretary of Hurricane at Royal Albert House, 31 Sheet Street, Windsor, Berkshire, SL4 1 BE United Kingdom (telephone: 441753 410020) a copy of this Circular, the Corporation’s latest Annual Information Form, the Corporation’s Annual Report, any interim financial statements since December 31, 2002, and any other documents incorporated therein by reference.

     Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation must deliver written request for such material to the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed request form, in the addressed envelope provided, to the Corporation. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) Bernard F. Isautier	(signed) Anthony R. Peart
President, Chief Executive Officer	Senior Vice-President,
and Chairman of the Board	General Counsel and Corporate Secretary